UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2007

Commission File No. 000-24876

TELUS CORPORATION

(Translation of registrant's name into English)

Floor 8, 555 Robson Street

Vancouver, British Columbia V6B 3K9, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

This Form 6-K consists of the following:

News Release

August 3, 2007

TELUS renewing Shelf Prospectus

Vancouver, B.C. – TELUS Corporation intends to file today a preliminary short form base shelf prospectus with securities regulators in Canada and the United States. When final, this will enable TELUS to sell up to Cdn$3 billion of debt, equity and/or warrants should the Company decide to issue such securities at any time during the next two years. The shelf prospectus to be filed today will replace an existing Cdn$3 billion shelf prospectus that expires on September 24, 2007. TELUS has no immediate intention to offer securities pursuant to the shelf prospectus.

The preliminary shelf prospectus and shelf-registration statement to be filed today have not yet become effective. No securities may be sold nor may offers to buy be accepted prior to the time a receipt for the final prospectus or other authorization is obtained from the securities regulatory authorities in Canada and, for the filing with the United States Securities and Exchange Commission, the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release is being issued in accordance with Rule 135 of the Securities Act of 1933.

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in the Management’s discussion and analysis – August 1, 2007.

Investor relations: Robert Mitchell (416) 279-3219 ir@telus.com	Media relations: Allison Vale (416) 629-6425 allison.vale@telus.com

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $8.9 billion of annual revenue and 10.9 million customer connections including 5.3 million wireless subscribers, 4.5 million wireline network access lines and 1.1 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada’s premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2007

TELUS CORPORATION

By:	/s/ Audrey Ho
	Name:	Audrey Ho
	Title:	Vice President, Legal Services and General Counsel and Corporate Secretary